

02036080



CryoLife®, Inc.

Biotechnologies for Medicine℠







2001 ANNUAL REPORT

 CryoLife®, Inc.

Biotechnologies for Medicine℠

1655 ROBERTS BOULEVARD, NW
KENNESAW, GEORGIA 30144
PHONE: 770-419-3355
FAX: 770-426-0031
E-MAIL: INFO@CRYOLIFE.COM
HTTP://WWW.CRYOLIFE.COM

On the Cover

CryoLife, Inc., a life science company, provides products and services to cardiovascular, vascular and orthopaedic surgeons that enable patients to return to a normal, fulfilling lifestyle.

Corporate Highlights — 2001

JANUARY

- Company Announces Tissue-Engineered Vascular Grafts for Dialysis Patients.
- CryoLife Reports Record Revenues and Record Earnings for 2000.

FEBRUARY

- CryoLife Files Premarket (PMA) Application With The FDA for Use of BioGlue® Surgical Adhesive in Vascular and Cardiac Repair.
- Company Announces First European Implant of Tissue-Engineered SynerGraft® Heart Valve.

MARCH

- CryoLife Reports Results of Eight Year Follow-up Study on Cryopreserved Meniscus for Use in Knee Reconstruction Surgery.
- Company Announces Formation of AuraZyme Pharmaceuticals®, Inc. a Wholly Owned Subsidiary to Foster Development of Light-Activated Drug Delivery Systems.

APRIL

- CryoLife Receives CE Mark Approval for Distribution of SynerGraft Tissue-Engineered Pulmonary Heart Valve in Europe.
- CryoLife Reports Record First Quarter 2001 Earnings.

MAY

- BioGlue Surgical Adhesive Study Results Presented at the American Association for Thoracic Surgery Meeting.
- CryoLife Advances Development of an Injectable Spinal Disc Replacement Device.

JUNE

- CryoLife Announces its SynerGraft Tissue-Engineering Technology for Trans-species Application.

JULY

- CryoLife Reports Record Revenues and Record Net Income for Both the Second Quarter and First Half of 2001.

AUGUST

- Company Receives CE Mark Approval for SynerGraft Tissue-Engineered Vascular Grafts for Dialysis Access.

SEPTEMBER

- FDA Circulatory System Devices Panel Recommends Approval of BioGlue as an Adjunct to the Use of Sutures and Staples in Vascular and Cardiac Repair.

OCTOBER

- CryoLife Selected for the FORBES Magazine List of 200 Best Small Companies in America.
- CryoLife Reports Record Revenues and Record Net Incomes for Both the Third Quarter and First Nine Months of 2001.

NOVEMBER

- CryoLife Hosts Industry Analysts at its Newly Expanded Headquarters, Laboratory and Manufacturing Facilities.

DECEMBER

- CryoLife, Inc. Options Began Trading on the Chicago Board Options Exchange (CBOE) and the American Stock Exchange®, a Subsidiary of the National Association of Securities Dealers, Inc. (NASD®)
- CryoLife Reports FDA Approval for BioGlue Surgical Adhesive Use in Vascular Repair in U.S.

Financial Highlights

(in thousands, except per share data)

YEAR ENDED DECEMBER 31,	2001	2000	1999
Revenues	$ 87,671	$ 77,096	$66,722
Net Income	$ 9,166	$ 7,817	$ 4,451
EARNINGS PER SHARE OF COMMON STOCK[1]			
Basic	$ 0.49	$ 0.42	$ 0.24
Diluted	$ 0.47	$ 0.41	$ 0.24
WEIGHTED AVERAGE SHARES OUTSTANDING[1]			
Basic	18,808	18,541	18,512
Diluted	19,660	19,229	18,800
TOTAL ASSETS	$129,310	$112,009	$94,025
SHAREHOLDERS' EQUITY	$101,439	$ 89,395	$80,226

[1]Reflects adjustment for the 3-for-2 stock split effected December 27, 2000.

Table of Contents

Dear CryoLife Shareholder

I am pleased to report that 2001 was again another year of substantial progress for CryoLife, Inc. We expanded our core businesses, advanced two new biomedical technologies and strengthened our financial performance.

The Company posted record revenues and record net income for the twelve-month period ended December 31, 2001. Revenues were $87.7 million, up 14 percent over the previous record of $77.1 million set in 2000. Net income for the year 2001 was a record $9.2 million, a 17 percent increase compared to net income of $7.8 million in 2000. On a fully diluted basis, earnings per common share for the year 2001 rose to $0.47 from $0.41 recorded in 2000.

CryoLife has achieved record revenues for seventeen consecutive years, reflecting successful continuing programs directed toward the development and introduction of new products and services that are responding to the changing needs of medical practices.

The strong revenue performance benefited from the three sectors of our core businesses. Revenues from cardiovascular tissue processing were $28.6 million, representing 33 percent of total revenues in 2001. Vascular tissue processing revenues were $24.5 million, representing 28 percent of total revenues for the year. Orthopaedic tissue revenues were $22.5 million, representing 26 percent of total revenues for the year ended December 31, 2001. Record revenues in 2001 also benefited from the commercial rollout of BioGlue surgical adhesive in both domestic and overseas markets. BioGlue accounted for $10.6 million in revenues, contributing 12 percent to total Company revenues for 2001.



Orthopaedic revenues were favorably affected by the continuing growth that we have seen in the acceptance of OA (osteoarticular) grafts that are used for the resurfacing of the tibial plateau. Revenues for OA grafts were up 71% year-to-year. Non-boned tendons were substantially higher year-to-year with an increase of 70%. In February 2002, we announced a strategic alliance with AlloSource, a non-profit tissue bank cooperative of orthopaedic tissues located in Denver, Colorado. We expect this alliance to greatly expand the availability of OA grafts and allograft tendons for use in the reconstruction of knees damaged in sports injuries.

BioGlue's contribution to CryoLife's financial performance was enhanced in December of 2001 with the Food and Drug Administration's (FDA) approval of the Company's Premarket Approval (PMA) application for the use of BioGlue in vascular surgical repair as an adjunct to standard methods of achieving hemostasis. This approval of BioGlue for all vascular sealing in adults and as an adjunct to staples and sutures in large vessels was a broader approval than we had been expecting. Accordingly, we are mounting aggressive marketing and promotional programs designed to inform surgeons that BioGlue is now approved for a variety of applications, and that the Humanitarian Device Exemption (HDE) restrictions for its use in aortic dissections, only, have been lifted. We estimate that under the current approval BioGlue addresses a potential U. S. market estimated at $700 million annually.

Internationally, BioGlue was awarded the CE (product certification) mark in early 1998 allowing commercial distribution throughout the European Community for vascular sealing and repair. In 1999, BioGlue was awarded a second CE mark, extending the use of BioGlue in pulmonary indications, including the repair of air leaks in the lungs. In February of 2002, BioGlue was awarded a third CE mark for soft tissue repair including cardiac, genitourinary, dural, alimentary tract (which includes esophageal, gastrointestinal, and colorectal tissues) and other abdominal soft tissues, such as pancreatic, splenic, hepatic, and biliary. BioGlue may also be used in the fixation of surgical meshes in hernia repair. Clinical data used to support the CE application found that BioGlue was effective or highly effective in these types of soft tissue repair in general surgery.

With the CE marks in place for a variety of uses, we believe that there are significant opportunities in expanding the potential use of BioGlue throughout the European Community. Currently, BioGlue has been approved for cardiac, vascular and pulmonary repair in thirty-six foreign countries. According to industry estimates, surgical adhesives address an annual worldwide market of US $2 billion. Within the next few years, we believe BioGlue will be a family of products that will include a gel and foam formulations for controlling hemostasis and an injectable spinal disc formulation for the minimally invasive replacement of spinal disc nuclei. It is anticipated that the BioGlue Gel formulation will be submitted to the FDA as a supplement to the approved PMA in December 2002 for the control of bleeding in vascular tissues. The PMA supplement for the BioGlue Foam for puncture wound hemostasis will be submitted to the FDA in March of 2003. We expect to submit the investigational device exemption (IDE) for the beginning of human clinical studies for the injectable spinal disc product in April 2003.

Significant gains were also achieved in the development of implantable biologic devices using the Company's patented SynerGraft tissue-engineering technology. This unique technology incorporates the use of animal or human tissues that have been depopulated of their host cells to provide a collagen matrix that has normal tissue architecture and that has the potential to repopulate with the recipient's own cells. Remarkably, the SynerGraft processed tissues can eliminate the need for immunosuppressant drug therapy as the implanted device is remodeled with the patient's own tissue architecture. CryoLife is the only company in the world that has tissue engineered implantable biological devices implanted in people. The Company plans to file an IDE submission to the FDA in December of 2002 for the SynerGraft pulmonary heart valve replacement. As the human clinical trial progresses, the interim data will be reviewed and may provide a basis for supporting an application for an HDE. This is the same regulatory strategy that enabled us to get the BioGlue product on the market more quickly in the U.S.

In 2001, the SynerGraft technology was successfully used to introduce the world's first SynerGraft tissue-engineered heart valve and vascular grafts. We believe that the ongoing successful development of this technology will revolutionize biologic heart valve replacement and vascular surgeries. To accommodate the commercial rollout of both our BioGlue and SynerGraft family of products, CryoLife completed a new 100,000 square foot facility adjacent to our current headquarters and laboratory facility in October of 2001. With this latest expansion, our present corporate headquarters complex totals 200,000 square feet set on twenty-one acres in suburban Atlanta, Georgia.

In the relatively short time since our founding in 1984, CryoLife has gained the reputation and is acknowledged as an ever-growing, diversified life science company, providing an array of technologically advanced products and services to the cardiovascular, vascular and orthopaedic medical communities.

On behalf of the Board of Directors, I would like to thank you for your continued interest in CryoLife.

Very truly yours,



Steven G. Anderson,
President and Chief Executive Officer
March 12, 2002

OVERVIEW

The Company was organized in 1984 to address market opportunities in the area of biological implantable products and materials and today is the leader in preservation of human tissues for cardiovascular, vascular, and orthopaedic transplant applications. Additionally, the Company develops and commercializes implantable medical devices, including BioGlue Surgical Adhesive, tissue-engineered SynerGraft treated porcine heart valves and bovine vascular grafts, and glutaraldehyde-fixed stentless porcine heart valves. The Company's revenues are primarily generated in the United States. In 2001, 2000, and 1999, approximately 7%, 7%, and 6%, respectively, of total revenues were derived from international sources.

Prior to December 2001 the Company sold BioGlue Surgical Adhesive in the United States as an adjunct in the repair of acute thoracic aortic dissections pursuant to an HDE. In December 2001, the Company received FDA approval for BioGlue's use as an adjunct to sutures and staples for use in adult patients in open surgical repair of large vessels. As a result, the number of annual procedures in which BioGlue could be potentially used increased from approximately 4,000 procedures to in excess of 700,000 procedures. Due to this approval, the composition of the Company's revenues is expected to change in future years with the anticipated growth in shipments of BioGlue Surgical Adhesive.

In February 2001 the Company formed a wholly-owned subsidiary, AuraZyme Pharmaceuticals, Inc., to foster the commercial development of the Company's light-activated drug delivery systems that have potential application in cancer treatment and fibrin olysis (blood clot dissolving) and other drug delivery applications.

CRITICAL ACCOUNTING POLICIES

A summary of the Company's significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the consistent application of these policies enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The following are accounting policies that management believes are most important to the portrayal of the Company's financial condition and results and may involve a higher degree of judgment and complexity.

Revenue Recognition: The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on applying generally accepted accounting principles to revenue recognition issues. Revenues for human tissue preservation services are recognized when services are completed and tissue is delivered to the customer. Revenues for products are recognized at the time the product is shipped, at which time title passes to the customer. There are no further performance obligations and delivery occurs upon shipment. Revenues from research grants are recognized in the period the associated costs are incurred. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer.

Deferred Preservation Costs: Tissue is procured from deceased human donors by organ procurement agencies and tissue banks which consign the tissue to the Company for processing and preservation. Preservation costs related to tissue held by the Company are deferred until revenue is recognized upon shipment of the tissue to the implanting hospital. Deferred preservation costs consist primarily of laboratory expenses, tissue procurement fees, fringe and facility allocations, and freight-in charges, and are stated, net of reserve on a first-in, first-out basis.

Intangible Assets: Goodwill resulting from business acquisitions is amortized on a straight-line basis over 20 years. Patent costs are amortized over the expected useful lives of the patents (primarily 17 years) using the straight-line method. Other intangibles, which consist primarily of manufacturing rights and agreements, are amortized over the expected useful lives of the related assets (primarily five years). The Company periodically evaluates the recoverability of noncurrent tangible and intangible assets and measures the amount of impairment, if any. Beginning January 1, 2002 goodwill will no longer be amortized but rather will be subject to periodic impairment testing.

NEW ACCOUNTING PRONOUNCEMENTS

On July 1, 2001 the Company was required to adopt Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" (SFAS 141"). On January 1, 2002 the Company was required to adopt SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 141 prohibits pooling-of-interests accounting for acquisitions. SFAS 142 specifies that goodwill and certain other intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. SFAS 144 clarifies accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment loss related to the carrying value of long-lived assets. The adoption of these statements did not have a material effect on the consolidated financial statements of the Company.

The Company will be required to adopt SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") on January 1, 2003. SFAS 143 addresses accounting and reporting for asset retirement costs of long-lived assets resulting from legal obligations associated with acquisition, construction, or development transactions. The Company has determined that the adoption of SFAS 143 will not have a material effect on the results of operations or financial position of the Company.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues increased 14% to $87.7 million in 2001 from $77.1 million in 2000. The increase in revenues was primarily due to increased sales of BioGlue Surgical Adhesive and growth in the Company's human vascular and orthopaedic tissue preservation services. The increases are primarily attributable to a greater acceptance of these products by the surgical community and the Company's ability to procure greater amounts of tissue. These increases in revenues have been offset by decreases in other revenues. Year over year statistics presented for tissues procured and processed for human tissue preservation services are from the period beginning in November of the prior year through October of the current year, as such procurement and processing of tissues received during this time period is the primary generator of calendar year revenues. There is a risk that tissue preservation services revenues in 2002 could be adversely affected by concerns about post-transplant infections.

Revenues from the sale of BioGlue Surgical Adhesive increased 65% to $10.6 million for 2001 from $6.4 million in 2000, representing 12% and 8%, respectively, of total revenues during such periods. The increase in revenues is due to a 56% increase in the number of milliliter shipments of BioGlue. The increase in shipments was primarily due to increased acceptance of BioGlue since its introduction in domestic markets in January of 2000 pursuant to a HDE and its introduction in international markets in April 1998. Additionally, BioGlue shipments increased in 2001 as a result of subsequent domestic and international regulatory approvals for use of BioGlue for certain indications. Domestic revenues were 66% and 59% of total BioGlue revenues in 2001 and 2000, respectively.

Revenues from cardiovascular preservation services decreased 4% to $28.6 million in 2001 from $29.7 million in 2000, representing 33% and 39%, respectively, of total revenues during such periods. This decrease in revenues resulted from a 4% decrease in the number of cardiovascular allograft shipments as a result of a 4% decrease in cardiovascular tissues procured and processed year over year. Although cardiovascular tissues procured and processed decreased year over year, cardiovascular tissues procured and processed improved during the course of 2001 resulting in a 5% increase in cardiovascular tissue processed during the fourth quarter of 2001 as compared to fourth quarter of 2000.

Revenues from human vascular tissue preservation services increased 15% to $24.5 million in 2001 from $21.3 million in 2000, representing 28% of total revenues during such periods. This increase in revenues was primarily due to a 17% increase in the number of vascular allograft shipments resulting from an 11% increase in vascular tissues procured and processed year over year and an increase in demand for all vascular tissue types.

Revenues from human orthopaedic tissue preservation services increased 39% to $22.5 million in 2001 from $16.1 million in 2000, representing 26% and 21%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 27% increase in the number of allograft shipments. The increase in orthopaedic shipments, primarily osteochondral grafts and non-bone tendons, was due to a 14% increase in orthopaedic allograft tissues procured and processed year over year and an increasing acceptance of these tissues in the orthopaedic surgeon community. Shipments of non-bone tendons and osteochondral grafts increased 51% and 80%, respectively, in 2001 resulting in a $4.9 million and $1.5 million increase, respectively, in revenues in 2001 as compared to 2000. Additional increases in revenues are due to a more favorable product mix, with increased shipments of osteochondral grafts, which carry higher average selling prices than other orthopaedic tissues. These increases are partially offset by a decrease in boned tendon shipments resulting in a $900,000 decrease in revenues in 2001 as compared to 2000.

Revenues from bioprosthetic cardiovascular devices decreased 31% to $535,000 in 2001 from $771,000 in 2000, representing 1% of total revenues during such periods. This decrease in revenues is primarily due to the Company's on-going focus on development and start-up of production of the Company's

SynerGraft line of bioprosthetic heart valves and vascular grafts which adversely impacted its ability to manufacture other bioprosthetic cardiovascular devices during the first half of 2001.

Revenues from single use medical devices manufactured by the Company's former wholly-owned subsidiary Ideas for Medicine, Inc. ("IFM") decreased to zero in 2001 from $2.2 million in 2000. The decrease in revenues is due to the October 9, 2000 sale of substantially all of the remaining assets of IFM to Horizon Medical Products, Inc. ("HMP"). See further discussion of the sale of the IFM assets in Note 3 to the consolidated financial statements.

Grant revenues increased to $989,000 in 2001 from $616,000 in 2000. Grant revenues in both years are primarily attributable to the SynerGraft research and development programs.

Cost of human tissue preservation services aggregated $31.1 million in 2001 compared to $27.5 million in 2000, representing 41% of total human tissue preservation service revenues during each periods. Cost of products aggregated $5.5 million in 2001 compared to $5.8 million in 2000, representing 49% and 62%, respectively, of total product revenues during such periods. The decrease in the 2001 cost of products as a percentage of total product revenues is due to a more favorable product mix during 2001. The product mix was impacted by an increase in revenues from BioGlue Surgical Adhesive, which carries higher gross margins than bioprosthetic devices, and the termination of the IFM OEM contract with HMP, which had significantly lower margins than BioGlue Surgical Adhesive.

General, administrative, and marketing expenses increased 18% to $33.8 million in 2001, compared to $28.7 million in 2000, representing 39% and 37%, respectively, of total revenues during such periods. The increase in expenditures in 2001 was primarily due to an increase of $500,000 resulting from a full year of operations of CryoLife Europa, Ltd., the Company's European headquarters established in early 2000, an increase in marketing and general expenses to support revenue growth, and $684,000 of non-recurring charges. The non-recurring charges consist primarily of $375,000 associated with the termination of certain international distributor agreements and $160,000 of costs previously capitalized in connection with uncompleted licensing transactions.

Research and development expenses decreased 9% to $4.7 million in 2001, compared to $5.2 million in 2000, representing 5% and 7%, respectively, of total revenues during such periods. Research and development spending in 2001 relates principally to the Company's human clinical trials for its BioGlue Surgical Adhesive and to its focus on its SynerGraft and Protein Hydrogel Technologies. Total research and development expenses decreased in 2001 due to the wrap-up of the BioGlue clinical trial and the lack of active enrollment expenses from this trial in 2001 as compared to 2000.

Net interest income and expense was $1.9 million and $1.7 million in 2001 and 2000, respectively. The 2001 increase in net interest income and expense is due primarily to the interest expense capitalized in 2001 in connection with the expansion of the corporate headquarters and manufacturing facility.

Other expense was $852,000 in 2001 as compared to other income of $169,000 in 2000. Other expense in 2001 primarily consists of a $1.6 million loss related to an other than temporary decline in the market value of marketable securities previously recorded in comprehensive income as a component of shareholder's equity, partially offset by a non-recurring gain of $713,000 related to the reversal of the previously established reserve against the note receivable from the sale of the IFM assets and product line.

The effective income tax rate was 32% and 33% for the years ended December 31, 2001 and 2000, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues increased 16% to $77.1 million in 2000 from $66.7 million in 1999. The increase in revenues was primarily due to increased acceptance in the medical community of preserved tissues which has resulted in increased demand for the Company's preservation services, the Company's ability to procure greater amounts of tissue, revenues attributable to the Company's introduction of BioGlue Surgical Adhesive in domestic markets in January of 2000, and other reasons discussed below. These increases in revenues were partially offset by decreases in other revenues.

Revenues from the sale of BioGlue Surgical Adhesive increased 287% to $6.4 million for 2000 from $1.7 million in 1999, representing 8% and 2%, respectively, of total revenues during such periods. The increase in revenues is due to a 177% increase in the number of milliliter shipments of BioGlue. The increase in shipments was primarily due to the introduction of BioGlue in domestic markets in January of 2000 pursuant to an HDE for the use of BioGlue as an adjunct in the repair of acute thoracic aortic dissections, as well as greater product awareness since the introduction of BioGlue in international markets in April of 1998, increased surgeon training, and the receipt of the CE approval for pulmonary indications in Europe in March 1999.

Revenues from cardiovascular preservation services increased 2% to $29.7 million in 2000 from $29.0 million in 1999, representing 39% and 44%, respectively, of total revenues during such periods. This increase in revenues resulted from a 5% increase in the number of cardiovascular tissue shipments due to increased demand.

Revenues from human vascular tissue preservation services increased 10% to $21.3 million in 2000 from $19.3 million in 1999, representing 28% and 29%, respectively, of total revenues during such periods. This increase in revenues was primarily due to an 11% increase in the number of vascular allograft shipments due to an increased demand for saphenous vein, a 38% increase in vascular tissues procured and processed year over year, and the growth in demand for the Company's cryopreserved femoral vein and artery for dialysis access.

Revenues from human orthopaedic tissue preservation services increased 44% to $16.1 million in 2000 from $11.2 million in 1999, representing 21% and 17%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 45% increase in the number of allograft shipments due to increased acceptance of osteochondral grafts and non-bone tendons by the orthopaedic surgeon community and a 12% increase in the orthopaedic tissues procured and processed year over year.

Revenues from bioprosthetic cardiovascular devices decreased 19% to $771,000 in 2000 from $955,000 in 1999, representing 1% of total revenues during such periods. This decrease in revenues is primarily due to the Company's focus on the start-up of the SynerGraft heart valve manufacturing process, which adversely impacted its ability to manufacture other bioprosthetic cardiovascular devices.

Revenues from IFM decreased 41% to $2.2 million in 2000 from $3.7 million in 1999, representing 3% and 6%, respectively, of total revenues during such periods. The decrease in revenues is due to HMP's default under its manufacturing agreement and to the sale of the remaining assets of IFM to HMP as more fully discussed in Note 3 to the consolidated financial statements.

Grant revenues decreased to $616,000 in 2000 from $877,000 in 1999. Grant revenues are primarily attributable to the SynerGraft and BioGlue research and development programs.

Cost of human tissue preservation services aggregated $27.5 million in 2000 compared to $24.4 million in 1999, representing 41% of total human tissue preservation service revenues in each period. Cost of products aggregated $5.8 million in 2000 and 1999, representing 62% and 91%, respectively, of total product revenues. The decrease in the 2000 cost of products as a percentage of product revenues primarily results from an increase in revenues from BioGlue Surgical Adhesive, which carries higher gross margins than bioprosthetic devices.

General, administrative, and marketing expenses increased 16% to $28.7 million in 2000, compared to $24.7 million in 1999, representing 37% of total preservation and product revenues for each period. The increase in expenditures in 2000 resulted from expenses incurred to support the increase in revenues and $1.4 million of expenses associated with the establishment of the Company's European headquarters.

Research and development expenses increased 18% to $5.2 million in 2000, compared to $4.4 million in 1999, representing 7% of total preservation and product revenues for each period. Research and development spending relates principally to the Company's ongoing human clinical trials for its BioGlue Surgical Adhesive and to its focus on its SynerGraft technologies.

The Company recorded a nonrecurring charge of $2.4 million in 1999 primarily as a result of HMP's default on its manufacturing contract with IFM. See Note 3 to the consolidated financial statements for a more complete discussion of this charge.

Net interest income and expense was $1.7 million and $1.2 million in 2000 and 1999, respectively. This increase in interest income was due primarily to the increase in cash generated from operations during the year ended December 31, 2000.

The effective income tax rate was 33% and 32% for the years ended December 31, 2000 and 1999, respectively.

SEASONALITY

The demand for the Company's cardiovascular tissue preservation services is seasonal, with peak demand generally occurring in the second and third quarters. Management believes this trend for cardiovascular tissue preservation services is primarily due to the high number of surgeries scheduled during the summer months. However, the demand for the Company's human vascular and orthopaedic tissue preservation services, BioGlue Surgical Adhesive, and bioprosthetic cardiovascular and vascular devices does not appear to experience seasonal trends.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001 net working capital was $66.7 million, compared to $69.1 million at December 31, 2000, with a current ratio of 5 to 1. The Company's primary capital requirements arise out of general working capital needs, capital expenditures and lease payments for facilities and equipment, and funding of research and development projects. The Company historically has funded these requirements through bank credit facilities, cash generated by operations, and equity offerings.

Net cash provided by operating activities was $6.5 million in 2001, as compared to $10.3 million in 2000. This decrease in cash provided was primarily due to an increase in working capital requirements due to sales growth and expansion of product lines, largely offset by an increase in net income before depreciation, taxes, and non-cash items.

Net cash used in investing activities was $18.1 million in 2001, as compared to $6.3 million in 2000. This increase in cash used was primarily attributable to an increase in capital expenditures due to the expansion of the Company's corporate headquarters and manufacturing facilities, an increase in net marketable securities primarily due to the reinvestment of the proceeds of debt securities as they mature, partially offset in 2001 by an increase in proceeds of the note receivable received in the sale of the IFM assets and product line. The expansion of the Company's corporate headquarters and manufacturing facilities was substantially completed in the first quarter of 2002. At December 31, 2001, the Company spent approximately $16.3 million on the expansion and had approximately $1.5 million remaining to be paid on the expansion contract.

Net cash provided by financing activities was $1.3 million in 2001, as compared to $7.4 million in 2000. This decrease was primarily attributable to a decrease in the proceeds from the issuance of debt under the Company's term loan in 2001, an increase in the principle payments of debt and a decrease in proceeds from stock option exercises, partially offset by the lack of treasury stock repurchases in 2001 as compared to the prior year.

On March 4, 2002 the $4.4 million convertible debenture due on March 5, 2002 was converted into approximately 546,000 shares of common stock at $8.05 per common share.

The Company's Term Loan contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. As of December 31, 2001 the Company was in compliance with these covenants.

The Company's Term Loan, which accrues interest computed at Adjusted LIBOR plus 1.5%, exposes the Company to changes in interest rates going forward. On March 16, 2000, the Company entered into a $4 million notional amount forward-starting interest swap agreement, which took effect on June 1, 2001 and expires in 2006. This swap agreement was designated as a cash flow hedge to effectively convert a portion of the Term Loan balance to a fixed rate basis, thus reducing the impact of interest rate changes on future income. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement, without an exchange of the underlying principal amounts. The differential to be paid or received is recognized in the period in which it accrues as an adjustment to interest expense on the Term Loan.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. SFAS 133 requires the Company to recognize all derivative instruments on the balance sheet at fair value, and changes in the derivative's fair value must be recognized currently in earnings or other comprehensive income, as applicable. The adoption of SFAS 133 impacts the accounting for the Company's forward-starting interest rate swap agreement. Upon adoption of SFAS 133, the Company recorded an unrealized loss of approximately $175,000 related to the interest rate swap, which was recorded as part of long-term liabilities and accumulated other comprehensive income within the Statement of Shareholders' Equity.

Contractual obligations and the related future payments are as follows (in thousands):

	Total	2002	2003	2004	Thereafter
Debt	$11,593	$5,993	$1,600	$1,600	$ 2,400
Capital Lease Obligations	4,480	843	843	843	1,951
Operating Leases	28,856	2,283	1,977	1,911	22,685
Total Contractual Obligations	$44,929	$9,119	$4,420	$4,354	$27,036

At December 31, 2001 the notional amount of this swap agreement was $3.6 million. The Company paid a weighted average rate of 6.9% on the Term Loan during 2001, adjusted for the effect of the interest rate swap. The fair value of the interest rate swap agreement, as estimated by the bank based on its internal valuation models, was a liability of $293,000 at December 31, 2001. The fair value of the swap agreement is recorded as part of long-term liabilities and is recorded net of tax as part of accumulated other comprehensive income within the Statement of Shareholders' Equity.

Since October 1998 management has been seeking to enter into a corporate collaboration or to complete a potential private placement of equity or equity-oriented securities to fund the commercial development of its Activation Control Technology ("ACT"). This technology is now held by the Company's wholly-owned subsidiary AuraZyme Pharmaceutical, Inc., which was formed on February 26, 2001. This strategy, if successful, will allow an affiliated entity to fund the ACT and should expedite the commercial development of its oncology, fibrin olysis (blood clot dissolving), and surgical sealant product applications without additional research and development expenditures by the Company (other than through the affiliated company). This strategy, if successful, will favorably impact the Company's liquidity going forward. However, if the Company is unable to obtain funds for the commercial development of the ACT and/or if the Company decides to fund the technology itself, the expenses required to fund the ACT could adversely impact the Company's liquidity going forward.

The Company anticipates that current cash, marketable securities and cash generated from operations will be sufficient to meet its operating and development needs for at least the next 12 months. However, the Company's future liquidity and capital requirements beyond that period will depend upon numerous factors, including the timing of the Company's receipt of FDA approvals to begin clinical trials for its products currently in development, the resources required to further develop its marketing and sales capabilities if and when those products gain approval, the resources required for any additional expansion of its corporate headquarters and manufacturing facility, the extent to which the Company's products generate market acceptance and demand, and the outcome of litigation regarding SynerGraft technology. There can be no assurance the Company will not require additional financing or will not seek to raise additional funds through bank facilities, debt or equity offerings, or other sources of capital to meet future requirements. These additional funds may not be available when needed or on terms acceptable to the Company, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents of $7.2 million and short-term investments in municipal obligations of $17.8 million as of December 31, 2001, as well as interest paid on its debt. A 10% adverse change in interest rates affecting the Company's cash equivalents and short-term investments would not have a material impact on the Company's interest income for 2001.

The Company manages interest rate risk through the use of fixed debt and an interest rate swap agreement. At December 31, 2001 approximately $8 million of the Company's $12 million in debt charged interest at a fixed rate. This fixed rate debt includes a portion of the Company's outstanding term loan balance that has been effectively converted to fixed rate debt through an interest rate swap agreement. A 10% increase in interest rates affecting the Company's variable rate debt, net of the effect of the interest rate swap agreement, would not have a material increase in the Company's interest expense for 2001.

FORWARD LOOKING STATEMENTS

The Company's statements addressing events or developments which will or may occur in the future, including those regarding the Company's competitive position, the impact of the strategic alliance with AlloSource, the size of potential markets, the impact of accounting pronouncements, successful development of its SynerGraft bioprosthetic devices, funding to continue development of ACT, estimated dates relating to the Company's proposed regulatory submissions, expectations regarding the adequacy of financing, product demand and market growth, and other statements regarding future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts are forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of historical trends, current conditions and expected future developments as well as other factors it considers appropriate. However, whether actual developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors in Item 1 to the Company's Form 10-K and other factors, many of which are beyond the control of the Company, and which could cause actual results to differ materially from the Company's expectations. All of the forward-looking statements made in this annual report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or that they will have the expected results. The Company assumes no obligation to update publicly any such forward-looking statements.

(in thousands, except per share data)

ASSETS December 31,	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,204	$ 17,480
Marketable securities, at market	26,483	21,234
Receivables:		
Trade accounts, less allowance for doubtful accounts of $100 in 2001 and $85 in 2000	13,305	11,454
Note receivable, less allowance of $250 in 2001 and $723 in 2000	1,169	1,833
Income taxes	1,557	574
Other	1,263	711
TOTAL RECEIVABLES	17,294	14,572
Deferred preservation costs, less reserve of $300 in 2001 and $229 in 2000	24,199	20,311
Inventories	6,259	3,994
Prepaid expenses	2,341	1,220
Deferred income taxes	688	674
TOTAL CURRENT ASSETS	84,468	79,485
PROPERTY AND EQUIPMENT:		
Land	1,009	—
Equipment	18,998	15,296
Furniture and fixtures	5,347	4,348
Leasehold improvements	24,990	14,149
Construction in progress	7,767	8,219
	58,111	42,012
Less accumulated depreciation and amortization	18,865	15,601
NET PROPERTY AND EQUIPMENT	39,246	26,411
OTHER ASSETS:		
Note receivable, less allowance of $241 in 2000	—	643
Goodwill, less accumulated amortization of $501 in 2001 and $405 in 2000	1,399	1,495
Patents, less accumulated amortization of $1,102 in 2001 and $850 in 2000	2,919	2,540
Other, less accumulated amortization of $135 in 2001 and $91 in 2000	1,278	1,264
Deferred income taxes	—	171
TOTAL ASSETS	$129,310	$112,009

See accompanying notes to consolidated financial statements.

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY December 31,	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 555	$ 2,354
Accrued expenses	1,491	767
Accrued compensation	2,560	2,097
Accrued procurement fees	6,592	4,097
Current maturities of capital lease obligation	609	173
Current maturities of long-term debt	1,600	934
Convertible debenture	4,393	—
TOTAL CURRENT LIABILITIES	17,800	10,422
Capital lease obligations, less current maturities	3,140	1,361
Convertible debenture	—	4,393
Bank line of credit, less current maturities	5,600	6,151
Deferred income taxes	449	—
Other long-term liabilities	882	287
TOTAL LIABILITIES	27,871	22,614
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock $.01 par value per share; authorized 5,000 shares including 2,000 shares of series A junior participating preferred stock; no shares issued	—	—
Common stock $.01 par value per share; authorized 75,000 shares; issued 20,172 shares in 2001 and 20,077 shares in 2000	202	201
Additional paid-in capital	66,828	64,936
Retained earnings	40,547	31,381
Deferred compensation	(33)	(45)
Accumulated other comprehensive income, net of tax	(145)	(1,088)
Treasury stock; 1,286 shares in 2001 and 1,356 shares in 2000, at cost	(5,960)	(5,990)
TOTAL SHAREHOLDERS' EQUITY	101,439	89,395
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$129,310	$112,009

See accompanying notes to consolidated financial statements.

(in thousands, except per share data)

YEAR ENDED DECEMBER 31,	2001	2000	1999
REVENUES:			
Human tissue preservation services	$75,552	$67,096	$59,516
Products	11,130	9,384	6,329
Research grants	989	616	877
	87,671	77,096	66,722
COSTS AND EXPENSES:			
Human tissue preservation services	31,165	27,500	24,416
Products	5,464	5,847	5,754
General, administrative, and marketing	33,844	28,731	24,693
Research and development	4,737	5,207	4,396
Nonrecurring charges	—	—	2,355
Interest expense	96	299	387
Interest income	(1,967)	(1,952)	(1,556)
Other expense (income), net	852	(169)	(224)
	74,191	65,463	60,221
INCOME BEFORE INCOME TAXES	13,480	11,633	6,501
INCOME TAX EXPENSE	4,314	3,816	2,050
NET INCOME	$ 9,166	$ 7,817	$ 4,451
EARNINGS PER SHARE:			
Basic	$ 0.49	$ 0.42	$ 0.24
Diluted	$ 0.47	$ 0.41	$ 0.24
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	18,808	18,541	18,512
Diluted	19,660	19,229	18,800

See accompanying notes to consolidated financial statements.

(in thousands)

YEAR ENDED DECEMBER 31,	2001	2000	1999
NET CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 9,166	$ 7,817	$ 4,451
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Deferred income recognized	—	—	(1,176)
Gain on sale of marketable equity securities	(9)	—	(112)
Depreciation of property and equipment	4,203	3,023	2,854
Amortization	404	199	300
Provision for doubtful accounts	304	21	121
Other non-cash adjustments to income	348	—	—
Deferred income taxes	624	1,658	(970)
Nonrecurring charges	—	—	2,355
Tax effect of non-qualified option exercises	421	595	—
Changes in operating assets and liabilities:			
Trade and other receivables	(2,707)	469	(1,707)
Income taxes	(983)	(543)	40
Deferred preservation costs	(3,888)	(2,659)	(3,413)
Inventories	(2,265)	(1,433)	(2,882)
Prepaid expenses and other assets	(1,121)	234	822
Accounts payable	(1,814)	535	(686)
Accrued expenses and other liabilities	3,796	367	1,321
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	6,479	10,283	1,318
NET CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(14,329)	(9,491)	(3,853)
Other assets	(689)	39	(783)
Purchases of marketable securities	(29,336)	(5,729)	(5,123)
Sales and maturities of marketable securities	24,235	8,542	6,149
Proceeds from note receivable	2,020	360	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(18,099)	(6,279)	(3,610)
NET CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments of debt	(1,050)	(287)	(514)
Proceeds from debt issuance	1,165	6,835	—
Principal payments on obligations under capital leases	(291)	(180)	(224)
Proceeds from exercise of options and issuance of stock	1,502	1,660	571
Purchase of treasury stock	—	(612)	(4,296)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,326	7,416	(4,463)
(DECREASE) INCREASE IN CASH	(10,294)	11,420	(6,755)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	18	(68)	(2)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,480	6,128	12,885
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,204	$17,480	$ 6,128
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — cash paid during the year for:			
Interest	$ 896	$ 471	$ 369
Income taxes	$ 4,996	$ 2,215	$ 3,816
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Establishing capital lease obligation	$ 2,506	$ —	$ —
Purchase of property and equipment in accounts payable and accrued expenses	$ 203	$ 844	$ 6

See accompanying notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(in thousands)

	Common Shares Outstanding		Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income	Treasury Stock		Total Shareholders' Equity
	Shares	Amount					Shares	Amount	
BALANCE AT DECEMBER 31, 1998	20,041	$200	$64,281	$19,113	$ —	$ 139	(1,268)	$(3,312)	$ 80,421
Net income	—	—	—	4,451	—	—	—	—	4,451
Other comprehensive income, net of taxes	—	—	—	—	—	(924)	—	—	(924)
Comprehensive income									3,527
Exercise of options	—	—	(126)	—	—	—	74	305	179
Employee stock purchase plan	—	—	144	—	—	—	60	248	392
Issuance of stock options to a nonemployee	—	—	60	—	(60)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	3	—	—	—	3
Purchase of treasury stock	—	—	—	—	—	—	(567)	(4,296)	(4,296)
BALANCE AT DECEMBER 31, 1999	20,041	200	64,359	23,564	(57)	(785)	(1,701)	(7,055)	80,226
Net income	—	—	—	7,817	—	—	—	—	7,817
Other comprehensive income, net of taxes	—	—	—	—	—	(303)	—	—	(303)
Comprehensive income									7,514
Exercise of options	36	1	338	—	—	—	356	1,389	1,728
Employee stock purchase plan	—	—	239	—	—	—	67	288	527
Amortization of deferred compensation	—	—	—	—	12	—	—	—	12
Purchase of treasury stock	—	—	—	—	—	—	(78)	(612)	(612)
BALANCE AT DECEMBER 31, 2000	20,077	201	64,936	31,381	(45)	(1,088)	(1,356)	(5,990)	89,395
Net income	—	—	—	9,166	—	—	—	—	9,166
Other comprehensive income, net of taxes	—	—	—	—	—	943	—	—	943
Comprehensive income									10,109
Exercise of options	87	1	1,268	—	—	—	46	(78)	1,191
Employee stock purchase plan	8	—	624	—	—	—	24	108	732
Amortization of deferred compensation	—	—	—	—	12	—	—	—	12
BALANCE AT DECEMBER 31, 2001	20,172	$202	$66,828	$40,547	$(33)	$ (145)	(1,286)	$(5,960)	$101,439

See accompanying notes to consolidated financial statements.

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business Founded in 1984, CryoLife, Inc. (the "Company") is the leader in the development and commercialization of implantable living human tissues for use in cardiovascular, vascular and orthopaedic surgeries throughout the United States and Canada. The Company's human tissue cryopreservation services are marketed in North America, Europe, South America, and Asia. The Company's BioGlue Surgical Adhesive is FDA approved in the United States as an adjunct to sutures and staples for use in adult patients in open surgical repair of large vessels, is CE marked in the European Community and is approved in Canada, Australia and certain countries within the Middle East, South America, Asia, and South Africa for use in cardiovascular, vascular, pulmonary, and general surgical repair. The Company's bioprosthetic implantable devices include stentless porcine heart valves marketed in Europe, South America, the Middle East, Canada, and South Africa, as well as tissue-engineered SynerGraft porcine heart valves and SynerGraft bovine vascular grafts, which are CE marked in the European Community. Until October 9, 2000 the Company served as an original equipment manufacturer for single-use medical devices for use in vascular surgical procedures.

In February 2001 the Company formed a wholly-owned subsidiary, AuraZyme Pharmaceuticals, Inc., to foster the commercial development of the Company's light-activated drug delivery systems that have potential application in cancer treatment and fibrin olysis (blood clot dissolving) and other drug delivery applications.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances are eliminated.

Reclassifications Certain prior year balances have been reclassified to conform to the 2001 presentation.

Use of Estimates The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates are used when accounting for depreciation, allowance for doubtful accounts, and income taxes.

Revenue Recognition The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on applying generally accepted accounting principles to revenue recognition issues. Revenues for human tissue preservation services are recognized when services are completed and tissue is delivered to the customer. Revenues for products are recognized at the time the product is shipped, at which time title passes to the customer. There are no further performance obligations and delivery occurs upon shipment. Revenues from research grants are recognized in the period the associated costs are incurred. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer.

Shipping and Handling Charges Fees charged to customers for shipping and handling of preserved tissues and products are included in human tissue preservation service revenues and product revenues, respectively. The costs for shipping and handling of preserved human tissues and products are included as a component of cost of human tissue preservation services and cost of products, respectively.

Cash and cash equivalents Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and maturity dates of 90 days or less at the time of acquisition. The carrying value of cash equivalents approximates fair value.

Marketable Securities The Company maintains cash equivalents and investments in several large, well-capitalized financial institutions, and the Company's policy disallows investment in any securities rated less than "investment-grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. At December 31, 2001 and 2000, all marketable equity securities and debt securities were designated as available-for-sale.

Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Interest income, dividends, realized gains and losses, and declines in value judged to be other than temporary are included in investment income. The cost of securities sold is based on the specific identification method.

Deferred Preservation Costs Tissue is procured from deceased human donors by organ procurement agencies and tissue banks, which consign the tissue to the Company for processing and preservation. Preservation costs related to tissue held by the Company are deferred until revenue is recognized upon shipment of the tissue to the implanting hospital. Deferred preservation costs consist primarily of laboratory expenses, tissue procurement fees, fringe and facility allocations, and freight-in charges, and are stated, net of reserve, on a first-in, first-out basis.

Inventories Inventories are comprised of implantable surgical adhesives and bioprosthetic products and are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets, generally five to ten years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lease term or the estimated useful lives of the assets, whichever is shorter. Interest is capitalized in connection with the expansion of the corporate headquarters and manufacturing facility.

Intangible Assets Goodwill resulting from business acquisitions is amortized on a straight-line basis over 20 years. Patent costs are amortized over the expected useful lives of the patents (primarily 17 years) using the straight-line method. Other intangibles, which consist primarily of manufacturing rights and agreements, are amortized over the expected useful lives of the related assets (primarily five years). The Company periodically evaluates the recoverability of noncurrent tangible and intangible assets and measures the amount of impairment, if any. Beginning January 1, 2002 goodwill will no longer be amortized but rather will be subject to periodic impairment testing.

Long-lived Assets The Company records impairment losses on long-lived assets in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.

Accrued Procurement Fees Tissue is procured from deceased human donors by organ procurement agencies and tissue banks ("Agencies"), which consign the tissue to the Company for processing and preservation. The Company reimburses the Agencies for their costs to recover the tissue and passes on these costs to the customer when the tissue is shipped and the service is complete. The Company accrues the procurement fees due to the Agencies at the time the tissue is received based on contractual agreements between the Company and the Agencies.

Income Taxes Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Share Earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

Stock Split On November 27, 2000 the Board of Directors declared a three-for-two stock split, effected in the form of a stock dividend, payable on December 27, 2000, to shareholders of record on December 8, 2000. All share and per share information in the accompanying consolidated financial statements has been adjusted to reflect this split.

Comprehensive Income Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for the reporting and display of comprehensive income and its components in a full set of comparative general-purpose financial statements. The statement became effective for the Company in 1998. Comprehensive income is defined in SFAS 130 as net income plus other comprehensive income, which, under existing accounting standards, includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities.

Translation of Foreign Currencies Assets and liabilities are translated at the exchange rate as of the balance sheet date. All revenue and expense accounts are translated at a weighted-average of exchange rates in effect during the year. Translation adjustments are recorded as a separate component of equity.

New Accounting Pronouncements On July 1, 2001 the Company was required to adopt SFAS No. 141, "Business Combinations" ("SFAS 141"). On January 1, 2002 the Company was required to adopt SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 141 prohibits pooling-of-interests accounting for acquisitions. SFAS 142 specifies that goodwill and certain other intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. SFAS 144 clarifies accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment loss related to the carrying value of long-lived assets. The adoption of these statements did not have a material effect on the consolidated financial statements of the Company. However, the adoption of SFAS 142 will increase the Company's pretax income by approximately $100,000 in 2002 due to the cessation of goodwill amortization.

The Company will be required to adopt SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") on January 1, 2003. SFAS 143 addresses accounting and reporting for asset retirement costs of long-lived assets resulting from legal obligations associated with acquisition, construction, or development transactions. The Company has determined that the adoption of SFAS 143 will not have a material effect on the results of operations or financial position of the Company.

2. CASH EQUIVALENTS AND MARKETABLE SECURITIES

The following is a summary of cash equivalents and marketable securities, all of which are classified as available-for-sale (in thousands).

DECEMBER 31, 2001		Cost Basis	Adjustments to Cost Basis	Adjusted Cost Basis	Unrealized Holding Gains/Losses	Estimated Market Value
Cash equivalents:	Money market funds	$ 1,301	$ —	$ 1,301	$ —	$ 1,301
	Municipal obligations	500	—	500	—	500
		$ 1,801	$ —	$ 1,801	$ —	$ 1,801
Marketable securities:	Municipal obligations	$17,696	$ —	$17,696	$ 147	$17,843
	Debt securities	6,227	(1,217)	5,010	—	5,010
	Equity securities	3,900	(343)	3,557	10	3,567
	Certificates of deposit	63	—	63	—	63
		$27,886	$(1,560)	$26,326	$ 157	$26,483
DECEMBER 31, 2000						
Cash equivalents:	Money market funds	$ 3,413	$ —	$ 3,413	$ —	$ 3,413
	Municipal obligations	4,900	—	4,900	—	4,900
		$ 8,313	$ —	$ 8,313	$ —	$ 8,313
Marketable securities:	Municipal obligations	$12,887	$ —	$12,887	$ (2)	$12,885
	Debt securities	5,989	—	5,989	(580)	5,409
	Equity securities	3,900	—	3,900	(960)	2,940
		$22,776	$ —	$22,776	$(1,542)	$21,234

The Adjustments to Cost Basis column includes a $1.6 million loss recorded in 2001 for an other than temporary decline in the market value of debt and equity securities. Gross realized gains on sales of available-for-sale securities totaled $9,000 and zero in 2001 and 2000, respectively. Differences between cost and market listed above, consisting of a net unrealized holding gain less deferred taxes of $50,000 at December 31, 2001 and a net unrealized holding loss less a deferred tax benefit of $524,000 as of December 31, 2000, are included as a separate component of shareholders' equity.

At December 31, 2001 and 2000, approximately $3.4 million and $5.9 million, respectively, of marketable securities had a maturity date between 90 days and 1 year, and approximately $23.1 million and $15.3 million of marketable securities mature between 1 and 5 years.

3. IDEAS FOR MEDICINE, INC.

On March 5, 1997 the Company acquired the stock of Ideas for Medicine, Inc. ("IFM"), a medical device company specializing in the manufacture and distribution of single-use medical devices, for consideration of approximately $4.5 million in cash and approximately $5.0 million in convertible debentures plus related expenses. The acquisition was recorded under the consolidation method of accounting. The cash portion of the purchase price was financed by borrowings under the Company's revolving term loan agreement. Pursuant to the purchase agreement, an additional consideration of $700,000 was paid in January 2000. In connection with this acquisition, the Company also entered into a consulting agreement with the former majority shareholder of IFM requiring monthly payments to such shareholder of approximately $17,000 until March 2002.

On September 30, 1998 the Company completed the sale of substantially all of the IFM product line and certain related assets, consisting of inventory, equipment, and intellectual property, to Horizon Medical Products, Inc. ("HMP") for $15 million in cash pursuant to an asset purchase agreement. Concurrently, IFM and HMP signed a Manufacturing Agreement (the "Agreement") that provided for the manufacture by IFM of specified minimum dollar amounts of IFM products to be purchased exclusively by HMP over each of the four years following the sale. Thereafter, responsibility for such manufacturing was to be assumed by HMP.

The Company recorded deferred income at the transaction date totaling $2.9 million, representing the selling price less the net book value of the assets sold, which included $7.7 million of goodwill, net of accumulated amortization, and the costs related to the sale. The income was deferred because the sale and manufacturing agreements represented, in the aggregate, a single transaction for which the related income should be recognized over the term of the manufacturing agreement. Accordingly, the deferred income was reflected in cost of goods sold during 1999 to maintain margins that would have been approximately equal over the four-year period of the Agreement on the products manufactured and sold by IFM to HMP. During 1999 amortization of deferred income totaled $1.2 million.

On June 22, 1999 IFM notified HMP that it was in default of certain provisions of the Agreement. Specifically, HMP was in violation of the payment provisions contained within the Agreement, which called for inventory purchases to be paid for within 45 days of delivery. Additionally, HMP was in violation due to nonpayment of interest related to such past due accounts receivable.

After notification of the default, HMP indicated to the Company that it would not be able to meet and did not meet the minimum purchase requirements outlined in the Agreement. At December 31, 1999, the Company determined that it had incurred an impairment loss on its IFM assets due to the significant uncertainties related to the Company's ability to realize its investment in IFM. In calculating the amount of the impairment loss, management used its best estimate to determine the realizable value of its increase in working capital due to the HMP default and the recoverability of IFM's long-lived assets, consisting primarily of leasehold improvements and equipment. As a result, management recorded a $2.1 million impairment loss on working capital and a $2.6 million impairment loss on leasehold improvements. Additionally, the Company offset the above charges with $2.5 million of deferred income recorded in connection with the sale of the IFM product line to HMP. The net pretax effect of the above nonrecurring charges was $2.2 million and has been included under the caption "Nonrecurring charges" in the accompanying Consolidated Income Statements. At December 31, 1999, after recognition of the impairment loss, IFM assets consisted of $800,000 of accounts receivable, $1.7 million of inventory, $1.6 million of building, and $360,000 of equipment.

On October 9, 2000 the Company sold substantially all of the remaining assets of IFM to HMP. The assets consisted primarily of inventory, equipment and leasehold improvements, which had a net book value of $2.4 million at the date of sale. The terms of the transaction required HMP to pay the Company the sum of approximately $5.9 million, payable in equal monthly installments of principal and interest of $140,000. The note consists of a portion, approximately $3.8 million, which bears interest at 9% per year, and a non-interest-bearing portion of approximately $2.1 million. The note also required an additional $1 million principal payment at any time prior to April 3, 2001. If the $1 million payment was made when due, and no other defaults existed under the note, then $1 million of the non-interest-bearing portion of the note would be forgiven. In addition, at such time as the principal balance has been paid down to $1.1 million and there have been no defaults under the promissory note, the remainder of the note will be forgiven and the note will be canceled. The Company had recorded as notes receivable only the balances owed on the interest-bearing portion of the note. Due to uncertainties regarding HMP's ability to pay the full amount of the note, the Company also recorded reserves against these notes such that the gain from the sale is deferred until the full amount of the note is deemed collectible. In addition, the Company entered into a sublease agreement with HMP under which HMP assumed responsibility for the IFM manufacturing facility. Also, substantially all of the employees of IFM have become employees of HMP.

On March 30, 2001, HMP sold the IFM assets to a wholly owned subsidiary of LeMaitre Vascular, Inc. ("LeMaitre"), and the remaining portion of the Company's note receivable from HMP and the sublease agreement was assumed by the LeMaitre subsidiary and the payment schedule was restructured. On April 2, 2001 the Company received a scheduled $1 million principal payment from LeMaitre and, as a result, $1 million of the non-interest-bearing portion of the note was forgiven in accordance with the terms of the assumed note. At December 31, 2001 $1.1 million remained to be forgiven if all payments are made according to the terms of the note. At December 31, 2001 the Company reassessed the collectibility of the note receivable based on the payment record and general creditworthiness of LeMaitre. As a result, the Company reduced the reserve on the note receivable to $250,000 from $963,000, and recorded a non-recurring pretax gain of $713,000 in the fourth quarter of 2001 that is included within Other Income in the Consolidated Income Statements. The Company will continue to evaluate the collectibility of the note and adjust the reserve accordingly.

4. INVENTORIES

Inventories at December 31 are comprised of the following (in thousands):

	2001	2000
Raw materials	**$1,987**	**$1,796**
Work in process	**1,183**	**405**
Finished goods	**3,089**	**1,793**
	$6,259	**$3,994**

5. LONG-TERM DEBT

Long-term debt at December 31 consists of the following (in thousands):

	2001	2000
5-year term loan, bearing interest equal to the Adjusted LIBOR plus 1.5%, to be adjusted monthly	**$7,200**	**$ 6,835**
7% convertible debenture, due in March 2002	**4,393**	**4,393**
8.25% note payable due in equal annual installments of $250,000	**—**	**250**
	11,593	**11,478**
Less current maturities	**5,993**	**934**
TOTAL LONG-TERM DEBT	**$5,600**	**$10,544**

On April 25, 2000 the Company entered into a loan agreement, permitting the Company to borrow up to $8 million under a line of credit during the expansion of the Company's corporate headquarters and manufacturing facilities. Borrowings under the line of credit accrued interest equal to Adjusted LIBOR plus 2% adjusted monthly. On June 1, 2001, the line of credit was converted to a term loan (the "Term Loan") to be paid in 60 equal monthly installments of principal plus interest computed at Adjusted LIBOR plus 1.5% (3.64% at December 31, 2001). The Term Loan contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. The Term Loan is secured by substantially all of the Company's assets. As of December 31, 2001 the Company was in compliance with these covenants.

In March 1997 the Company issued a $5.0 million convertible debenture in connection with the IFM acquisition. The debenture bears interest at 7% and is due in March 2002. The debenture is convertible into common stock of the Company at any time prior to the due date at $8.05 per common share. In conjunction with the Company's follow-on equity offering in April of 1998, $607,000 of the convertible debenture was converted into 75,000 shares of the Company's common stock on March 30, 1998.

On September 12, 1996 the Company acquired the assets of United Cryopreservation Foundation, Inc. ("UCFI"), a processor and distributor of cryopreserved human heart valves and saphenous veins for transplant. The Company issued a $1.25 million note in connection with the acquisition. The note bears interest at prime, as adjusted annually on the anniversary date of the acquisition. The Company made the final payment on this note in 2001.

As amended on June 12, 1998, the Company executed a revolving loan agreement (the "Loan Agreement") with a bank which permitted the Company to borrow up to $2.0 million at either the bank's prime rate of interest or at adjusted LIBOR, as defined, plus an applicable LIBOR margin. The Loan Agreement expired on December 31, 2001.

Scheduled maturities of long-term debt for the next five years are as follows (in thousands):

2002	**$ 5,993**
2003	**1,600**
2004	**1,600**
2005	**1,600**
2006	**800**
Thereafter	**—**
	$11,593

Total interest costs were $915,000, $528,000, and $387,000 in 2001, 2000, and 1999 which included $819,000, $229,000, and $0, respectively, of interest capitalized in connection with the expansion of the corporate headquarters and manufacturing facilities.

6. DERIVATIVES

The Company's Term Loan, which accrues interest computed at Adjusted LIBOR plus 1.5%, exposes the Company to changes in interest rates going forward. On March 16, 2000, the Company entered into a $4 million notional amount forward-starting interest swap agreement, which took effect on June 1, 2001 and expires in 2006. This swap agreement was designated as a cash flow hedge to effectively convert a portion of the Term Loan balance to a fixed rate basis, thus reducing the impact of interest rate changes on future income. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement, without an exchange of the underlying principal amounts. The differential to be paid or received is recognized in the period in which it accrues as an adjustment to interest expense on the Term Loan.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. SFAS 133 requires the Company to recognize all derivative instruments on the balance sheet at fair value, and changes in the derivative's fair value must be recognized currently in earnings or other comprehensive income, as applicable. The adoption of SFAS 133 impacts the accounting for the Company's forward-starting interest rate swap agreement. Upon adoption of SFAS 133, the Company recorded an unrealized loss of approximately $175,000 related to the interest rate swap, which was recorded as part of long-term liabilities and accumulated other comprehensive income within the Statement of Shareholders' Equity.

At December 31, 2001 the notional amount of this swap agreement was $3.6 million. The Company paid a weighted average rate of 6.9% on the Term Loan during 2001, adjusted for the effect of the interest rate swap. The fair value of the interest rate swap agreement, as estimated by the bank based on its internal valuation models, was a liability of $293,000 at December 31, 2001. The fair value of the swap agreement is recorded as part of long-term liabilities and is recorded net of tax as part of accumulated other comprehensive income within the Statement of Shareholders' Equity.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts of receivables and accounts payable approximate their fair values due to the short-term maturity of these instruments. The carrying value of the Company's other financial instruments approximated fair value at December 31, 2001 and 2000.

8. COMMITMENTS AND CONTINGENCIES

Leases The Company leases equipment, furniture, office, and manufacturing space under various leases with terms of up to 15 years. Commencing January 5, 1998 the Company leased office and manufacturing facilities under a capital lease for $24,125 per month with an interest rate at 8% per annum through January 2008 from the former majority shareholder of IFM. This lease is subject to a sublease agreement as discussed in Note 3. Certain leases contain escalation clauses and renewal options for additional periods. Rent expense is computed on the straight-line method over the term of the lease with the offsetting accrual recorded in other long-term liabilities.

Future minimum lease payments under noncancelable leases as of December 31, 2001 are as follows (in thousands):

	Capitalized Leases	Operating Leases
2002	$ 843	$ 2,283
2003	843	1,977
2004	843	1,911
2005	843	1,905
2006	843	1,943
Thereafter	265	18,837
Total minimum lease payments	4,480	$28,856
Less amount representing interest	731	
Present value of net minimum lease payments	3,749	
Less current portion	609	
	$3,140	

Property acquired under capital leases at December 31, 2001 consists of the following (in thousands):

Equipment	$ 403
Furniture and fixtures	890
Leasehold improvements	3,199
Accumulated depreciation	(907)
	$3,585

Total rental expense for operating leases amounted to $2,243,000, $1,478,000, and $1,457,000, for 2001, 2000, and 1999, respectively. Total rental income under the sublease was $310,000 in 2001, $95,000 in 2000, and zero in 1999.

Litigation, Claims, and Assessments The Company is party to various legal proceedings arising in the normal course of business, most of which involve claims for personal injury and intellectual property incurred in connection with its operations. Management believes that the outcome of its various legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

On May 23, 2001 Colorado State University Research Foundation ("CSURF") filed an action in United States District Court, District of Colorado, alleging that the Company breached a March 26, 1996 Technology License Agreement between CSURF and the Company (the "TLA"). CSURF alleges that the Company uses the licensed technology in the Company's SynerGraft process and that the Company has breached the TLA by not paying royalties to CSURF on tissues processed using the SynerGraft process. The Company denies these allegations and asserts that no royalties are due to CSURF under the TLA because the Company's SynerGraft process does not utilize the licensed technology. CSURF also alleges that the Company is obliged to assign to CSURF certain Company patents and patent applications relating to the Company's SynerGraft process and that the Company engaged in deceptive conduct by not naming CSURF as owner or its representative Christopher Orton as an inventor on those Company patents and patent applications.

The case is currently in discovery. Interrogatory responses and documents have been exchanged. The Company believes that CSURF's allegations are false and that the Company will prevail in the action. Nonetheless, an adverse decision by the court could have a material adverse effect on the Company's business and results of operations.

9. STOCK OPTION PLANS

The Company has stock option plans which provide for grants of options to employees and directors to purchase shares of the Company's common stock at exercise prices generally equal to the fair values of such stock at the dates of grant, which generally become exercisable over a five-year vesting period and expire within ten years of the grant dates. Under the 1993 Employee Incentive Stock Option Plan, the 1998 Long-Term Incentive Plan, and the amended and restated Nonemployee Director's Plan, the Company has authorized the grant of options of up to 1,050,000, 900,000, and 594,000 shares of common stock, respectively. As of December 31, 2001 and 2000, there were 128,000 and 424,000, respectively, shares of common stock reserved for future issuance under the Company's stock option plans. A summary of stock option transactions under the plans follows:

	Shares	Exercise Price	Weighted Average Exercise Price
OUTSTANDING AT DECEMBER 31, 1998	1,240,000	$ 2.00 - 11.50	$ 7.17
Granted	503,000	7.92 - 11.42	9.24
Exercised	(74,000)	2.00 - 6.83	2.44
Canceled	(150,000)	6.83 - 11.42	11.30
OUTSTANDING AT DECEMBER 31, 1999	1,519,000	2.33 - 11.50	7.67
Granted	492,000	11.50 - 29.15	13.99
Exercised	(416,000)	2.33 - 9.00	3.85
Canceled	(45,000)	6.83 - 9.00	8.64
OUTSTANDING AT DECEMBER 31, 2000	1,550,000	5.67 - 29.15	10.67
Granted	370,000	23.68 - 34.10	30.02
Exercised	(145,000)	5.67 - 11.63	7.68
Canceled	(13,000)	8.50 - 29.15	16.38
OUTSTANDING AT DECEMBER 31, 2001	1,762,000	$ 6.83 - 34.10	$14.94

The following table summarizes information concerning currently outstanding and exercisable options:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.83 - 8.50	526,000	2.8 years	$ 8.11	312,000	$ 7.99
9.00 - 11.50	547,000	2.9 years	11.20	458,000	11.22
11.63 - 30.14	455,000	4.7 years	18.75	47,000	14.25
30.73 - 34.10	234,000	4.7 years	31.61	98,000	31.99
$ 6.83 - 34.10	1,762,000	3.6 years	$14.94	915,000	$12.49

In September 1999, the Company granted options to a nonemployee to purchase 18,000 shares of common stock at an exercise price of $8.21 per share. In connection with the issuance of these options, the Company recognized $60,000 as deferred compensation for the estimated fair value of the options. Deferred compensation is amortized ratably over the vesting period of the options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25") in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of that statement. The fair values for these options were estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Expected dividend yield	0%	0%	0%
Expected stock price volatility	.600	.540	.540
Risk-free interest rate	4.73%	6.39%	5.78%
Expected life of options	4.2 Years	4.3 Years	3.6 Years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma information follows (in thousands, except per share data):

	2001	2000	1999
NET INCOME — as reported	$9,166	$7,817	$4,451
NET INCOME — pro forma	$6,934	$6,634	$3,421
EARNINGS PER SHARE — as reported:			
Basic	$ 0.49	$ 0.42	$ 0.24
Dilutive	$ 0.47	$ 0.41	$ 0.24
EARNINGS PER SHARE — pro forma:			
Basic	$ 0.37	$ 0.36	$ 0.19
Dilutive	$ 0.35	$ 0.35	$ 0.18

Other information concerning stock options follows:

	2001	2000	1999
Weighted average fair value of options granted during the year	$ 15.20	$ 6.97	$ 3.75
Number of shares as to which options are exercisable at end of year	915,000	791,000	923,000

10. SHAREHOLDER RIGHTS PLAN

On November 27, 1995 the Board of Directors adopted a shareholder rights plan to protect long-term share value for the Company's shareholders. Under the plan, the Board declared a distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record on December 11, 1995. Additionally, the Company has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between December 11, 1995 and the earliest of the Right's exercise date or expiration date. Each Right entitles the registered holder to purchase from the Company one-thirtieth of a share of a newly created Series A Junior Participating Preferred Stock at an exercise price of $100. The Rights, which expire on November 27, 2005, may be exercised only if certain conditions are met, such as the acquisition of 15% or more of the Company's Common Stock by a person or affiliated group ("Acquiring Person").

In the event the Rights become exercisable, each Right will enable the owner, other than the Acquiring Person, to purchase, at the Right's then current exercise price, that number of shares of Common Stock with a market value equal to twice the exercise price times the number of one-tenth's of a share of Series A Junior Participating Preferred Stock for which the Right is then exercisable. In addition, unless the Acquiring Person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such Acquiring Person) at an exchange ratio of one share of Common Stock per Right appropriately adjusted to reflect any stock split, stock dividend or similar transaction.

11. STOCK REPURCHASE

On October 14, 1998 the Company's Board of Directors authorized the Company to purchase up to 1.5 million shares of its common stock. The purchase of shares will be made from time-to-time in open market or privately negotiated transactions on such terms as management deems appropriate. The Company did not repurchase any shares of its common stock in 2001. As of December 31, 2001, 2000 and 1999, the Company had purchased an aggregate of 1,159,000, 1,159,000, and 1,081,000 shares, respectively, of its common stock for an aggregate purchase price of $8,258,000, $8,258,000, and $7,646,000, respectively.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of other comprehensive income consist of the following, net of tax (in thousands):

	Unrealized Gain/(Loss)on Investments	Change in Fair Value of Interest Rate Swap	Translation Adjustment	Accumulated Other Comprehensive Income/(Loss)
December 31, 1998	$ 139	$ —	$ —	$ 139
1999 Change	(922)	—	(2)	(924)
December 31, 1999	(783)	—	(2)	(785)
2000 Change	(235)	—	(68)	(303)
December 31, 2000	(1,018)	—	(70)	(1,088)
2001 Change	1,125	(200)	18	943
December 31, 2001	$ 107	$(200)	$(52)	$ (145)

The tax effect on the change in unrealized gain/loss on investments is ($574,000), $121,000, and $474,000 for 2001, 2000, and 1999, respectively. The tax effect on the change in fair value of interest rate swap is $93,000 for 2001. The translation adjustment is not currently adjusted for income taxes as it relates to a permanent investment in a foreign subsidiary.

13. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan (the "Plan") providing retirement benefits to all employees who have completed at least three months of service. The Company makes matching contributions of 50% of each participant's contribution up to 5% of each participant's salary. Total company contributions approximated $384,000, $355,000, and $309,000, for 2001, 2000, and 1999, respectively. Additionally, the Company may make discretionary contributions to the Plan that are allocated to each participant's account. No such discretionary contributions were made in 2001, 2000, or 1999.

On May 16, 1996 the Company's shareholders approved the CryoLife, Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of December 31, 2001 and 2000 there were 657,000, and 688,000, respectively, shares of common stock reserved under the ESPP and there had been 243,000, and 212,000, respectively, shares issued under the plan.

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2001	2000	1999
Numerator for basic and diluted earnings per share — income available to common shareholders	$ 9,166	$ 7,817	$ 4,451
Denominator for basic earnings per share — weighted-average shares	18,808	18,541	18,512
Effect of dilutive stock options	852	688	288
Denominator for diluted earnings per share — adjusted weighted-average shares	19,660	19,229	18,800
Basic earnings per share	$ 0.49	$ 0.42	$ 0.24
Diluted earnings per share	$ 0.47	$ 0.41	$ 0.24

15. INCOME TAXES

Income tax expense consists of the following (in thousands):

CURRENT:	2001	2000	1999
Federal	$4,680	$2,272	$2,912
State	115	(114)	108
	4,795	2,158	3,020
DEFERRED	(481)	1,658	(970)
	$4,314	$3,816	$2,050

Such amounts differ from the amounts computed by applying the U.S. federal income tax rate of 35% in 2001 and 34% in 2000 and 1999 to pretax income as a result of the following (in thousands):

	2001	2000	1999
Tax expense at statutory rate	$4,718	$3,955	$2,210
Increase (reduction) in income taxes resulting from:			
Entertainment expenses	50	47	47
State income taxes, net of federal benefit	108	231	163
Nontaxable interest income	(242)	(264)	(232)
Research and development credits	(200)	(125)	(100)
Structure			
Foreign sales corporation	(60)	—	—
Other	(60)	(28)	(38)
	$4,314	$3,816	$2,050

The tax effects of temporary differences which give rise to deferred tax liabilities and assets at December 31 are as follows (in thousands):

	2001	2000
LONG-TERM DEFERRED TAX (LIABILITIES) ASSETS:		
Property	$(550)	$ (756)
Intangible assets	153	538
Impairment of IFM long-lived assets	(52)	—
	(449)	(218)
CURRENT DEFERRED TAX ASSETS (LIABILITIES):		
Unrealized loss on interest rate swap	93	—
Unrealized loss on marketable securities	449	524
Allowance for bad debts	32	398
Accrued expenses	13	104
Deferred preservation costs and inventory reserves	96	87
Other	5	(50)
	688	1,063
NET DEFERRED TAX ASSETS	$ 239	$ 845

At December 31, 2001, the Company has recorded a net deferred tax asset of $239,000. Realization of the net deferred tax asset is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax asset will be realized.

16. EXECUTIVE INSURANCE PLAN

Pursuant to a supplemental life insurance program for certain executive officers of the Company, the Company and the executives share in the premium payments and ownership of insurance policies on the lives of such executives. Upon death of the insured party, policy proceeds equal to the premium contribution are due to the Company with the remaining proceeds due to the designated beneficiaries of the insured party. The Company's aggregate premium contributions under this program were $75,000, $53,000, and $33,000, for 2001, 2000, and 1999, respectively.

17. EQUIPMENT ON LOAN TO IMPLANTING HOSPITALS

The Company consigns liquid nitrogen freezers with certain implanting hospitals for tissue storage. The freezers are the property of the Company. At December 31, 2001 freezers with a total cost of approximately $2.2 million and related accumulated depreciation of approximately $1.4 million were located at the implanting hospitals' premises. Depreciation is provided over the estimated useful lives of the freezers on a straight-line basis.

18. TRANSACTIONS WITH RELATED PARTIES

The Company expensed $87,000, $78,000, and $60,000, during 2001, 2000, and 1999, respectively, relating to services performed by a law firm whose sole proprietor is a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $100,000, $102,000, and $64,000 in 2001, 2000 and 1999, respectively, relating to consulting services performed by a member of the Company's Board of Directors and a shareholder of the Company. In addition, the Company expensed $473,000, $44,000 and zero in 2001, 2000, and 1999, respectively, relating to research performed by the university where the same Director and shareholder holds a significant position. The Company paid $210,000 each in 2001, 2000, and 1999 relating to consulting services performed by a shareholder of the Company.

19. SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: Human Tissue Preservation Services and Implantable Medical Devices. The Company's segments are organized according to services and products.

The ***Human Tissue Preservation Services*** segment includes external revenue from cryopreservation services of cardiovascular, vascular, and orthopaedic human tissue. The ***Implantable Medical Devices*** segment includes external revenue from product sales of BioGlue Surgical Adhesive and bioprosthetic devices, including stentless porcine heart valves, SynerGraft treated porcine heart valves, and SynerGraft treated bovine vascular grafts. There are no intersegment sales.

The primary measure of segment performance, as viewed by the Company's management, is segment gross margin, or net external revenues less cost of preservation services and products. The Company does not segregate assets by segment; therefore asset information is excluded from the segment disclosures below.

The following table summarizes revenues, cost of preservation services and products, and gross margin for the Company's operating segments (in thousands):

2001	Revenue	Cost of Preservation Services and Products	Gross Margin
Human tissue preservation services	$75,552	$31,165	$44,387
Implantable medical devices	11,130	5,464	5,666
All other[a]	989	—	989
	$87,671	$36,629	$51,042
2000			
Human tissue preservation services	$67,096	$27,500	$39,596
Implantable medical devices	7,176	4,068	3,108
All other[a]	2,824	1,779	1,045
	$77,096	$33,347	$43,749
1999			
Human tissue preservation services	$59,516	$24,416	$35,100
Implantable medical devices	2,612	2,941	(329)
All other[a]	4,594	2,813	1,781
	$66,722	$30,170	$36,552

[a] *The All Other designation includes 1) grant revenue and 2) revenues and cost of sales of IFM, a single-use medical device business, through October 9, 2000, the date of the sale of substantially all of the remaining assets of IFM.*

Net revenues by product for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

Revenue	2001	2000	1999
Human Tissue Preservation Services:			
Cardiovascular tissue	$28,606	$29,685	$29,043
Vascular tissue	24,488	21,279	19,273
Orthopaedic tissue	22,458	16,132	11,200
TOTAL PRESERVATION SERVICES	75,552	67,096	59,516
BioGlue surgical adhesive	10,595	6,405	1,657
Bioprosthetic devices	535	771	955
Single-use medical devices	—	2,208	3,717
Grant Revenue	989	616	877
	$87,671	$77,096	$66,722

Net revenues by geographic location for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

Revenue[b]	2001	2000	1999
United States	$81,657	$72,010	$62,723
International	6,014	5,086	3,999
	$87,671	$77,096	$66,722

[b] *Net external revenues are attributed to countries based on the location of the customer.*

At December 31, 2001, 2000, and 1999, over 95% of the long-lived assets of the Company were held in the United States, where all Company manufacturing facilities and the corporate headquarters are located.

20. INTERIM FINANCIAL DATA

In the Company's 2001 quarterly 10-Q filings, the Company reported unaudited interim financial data, which included unrealized losses on certain marketable securities. These losses were reported on the balance sheet in other comprehensive income as a separate component of shareholder's equity. The Company had considered the unrealized losses on these marketable securities temporary, and therefore had not recognized the losses through its income statement.

Upon further evaluation the Company has concluded that the decrease in value is "other than temporary" as defined in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and related guidance. This resulted in an increase in other expense of $747,000 in the quarter ended March 31, 2001 and a cumulative loss of $1.6 million for the year ended December 31, 2001.

The Company's unaudited quarterly results of operations for the fiscal year ended December 31, 2001 (as previously reported and revised) are as follows (in thousands, except per share amounts):

	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
	As Previously Reported	Revised	As Reported	As Reported	
Revenues	$21,432	$21,432	$21,697	$22,567	$21,975
Cost of preservation services and products	9,105	9,105	9,120	9,384	9,020
General, administrative, and marketing	8,159	8,159	8,120	8,290	9,275
Research and development	1,086	1,086	1,286	1,232	1,133
Interest expense	—	—	16	37	43
Interest income	(562)	(562)	(576)	(449)	(380)
Other expense (income), net	—	747	(5)	114	(4)
Income before income taxes	3,644	2,897	3,736	3,959	2,888
Income tax expense	1,166	927	1,196	1,267	924
Net income	$ 2,478	$ 1,970	$ 2,540	$ 2,692	$ 1,964
Earnings per share					
Basic	$ 0.13	$ 0.11	$ 0.14	$ 0.14	$ 0.10
Diluted	$ 0.13	$ 0.10	$ 0.13	$ 0.14	$ 0.10

21. SUBSEQUENT EVENT

On March 4, 2002 the $4.4 million convertible debenture issued by the Company in March 1997 in connection with the IFM acquisition was converted into 546,000 shares of common stock at $8.05 per common share.

REPORT OF INDEPENDENT ACCOUNTANTS

TO CRYOLIFE, INC.:

We have audited the accompanying consolidated balance sheets of CRYOLIFE, INC. (a Florida corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CryoLife, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Atlanta, Georgia
March 27, 2002

MARKET PRICE OF COMMON STOCK

The Company's Common Stock is traded under the symbol "CRY." The following table sets forth, for the periods indicated, the intra-day high and low sale prices per share of Common Stock on the New York Stock Exchange.

2001	High	Low
First quarter	28.30	20.35
Second quarter	40.91	24.10
Third quarter	44.20	29.18
Fourth quarter	39.25	24.96

2000	High	Low
First quarter	16.42	7.50
Second quarter	16.25	10.38
Third quarter	23.13	14.88
Fourth quarter	35.88	17.83

Reflects adjustment for 3-to-2 stock split effected December 27, 2000.

(in thousands, except percentages and per share data) December 31,

OPERATIONS	2001	2000	1999	1998	1997
Revenues	$ 87,671	$ 77,096	$ 66,722	$60,691	$50,571
Net income	9,166	7,817	4,451	6,486	4,725
Research and development as a percentage of revenues	5.4%	6.8%	6.6%	7.8%	7.8%
EARNINGS PER SHARE[1]					
Basic	$ 0.49	$ 0.42	$ 0.24	$ 0.36	$ 0.33
Diluted	$ 0.47	$ 0.41	$ 0.24	$ 0.35	$ 0.32
YEAR-END FINANCIAL POSITION					
Total assets	$129,310	$112,009	$ 94,025	$ 98,390	$54,402
Working capital	66,668	69,063	59,597	62,310	19,478
Long-term liabilities	10,071	12,192	6,177	8,577	17,846
Shareholders' equity	101,439	89,395	80,226	80,421	30,227
Current ratio	5:1	8:1	9:1	8:1	4:1
Shareholders' equity per diluted common share[1]	$ 5.16	$ 4.65	$ 4.27	$ 4.38	$ 2.03

[1]Reflects adjustment for the 3-for-2 stock split effected December 27, 2000.

(in thousands, except per share data)

	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
REVENUES					
	2001	$21,432	$21,697	$22,567	$21,975
	2000	19,623	19,454	19,524	18,495
	1999	16,325	17,395	16,529	16,473
NET INCOME					
	2001	$ 1,970	$ 2,540	$ 2,692	$ 1,964
	2000	1,604	1,979	2,308	1,926
	1999	1,380	1,727	1,714	(370)
EARNINGS PER SHARE – DILUTED[1]					
	2001	$ 0.10	$ 0.13	$ 0.14	$ 0.10
	2000	0.09	0.10	0.12	0.10
	1999	0.07	0.09	0.09	(0.02)

[1]Reflects adjustment for the 3-for-2 stock split effected December 27, 2000.



Seated from left to right, John M. Cook, Steven G. Anderson, Virginia C. Lacy and Ronald D. McCall, Esq. Standing from left to right, Ronald C. Elkins, M.D., Alexander C. Schwartz, Jr. and Bruce J. Van Dyne, M.D.

BOARD OF DIRECTORS

Steven G. Anderson
Chairman, President and
Chief Executive Officer
CryoLife, Inc.
Kennesaw, Georgia

John M. Cook [1]
Chief Executive Officer
PRG-Schultz International, Inc.
(An international, publicly-held audit recovery firm)
Atlanta, Georgia

Ronald C. Elkins, M.D. [1,2]
Chief, Section of Thoracic and Cardiovascular Surgery
University of Oklahoma, Health Sciences Center
Oklahoma City, Oklahoma

Virginia C. Lacy [1,2]
Administrator
The Jeannette & John Cruikshank Memorial Foundation
(A charitable foundation)

President,
Precision Devices Corporation
(A distributor of small medical products to hospitals)
Naperville, Illinois

Ronald D. McCall, Esq. [2]
Attorney at Law
Tampa, Florida

Alexander C. Schwartz, Jr. [1]
Retired
Former Senior Executive
Prudential Securities
Tuxedo Park, New York

Bruce J. Van Dyne, M.D. [2]
Board Certified Neurologist
Private Practice
Minneapolis, Minnesota

[1] Audit Committee
[2] Compensation Committee


CryoLife

Seated from left to right, Albert E. Heacox, Amy D. Horton, Kirby S. Black. Standing from left to right, David M. Fronk, Sidney B. Ashmore, James C. Vander Wyk, D. Ashley Lee, and Roy Vogeltanz.

CORPORATE OFFICERS

Steven G. Anderson
Chairman, President and
Chief Executive Officer

Sidney B. Ashmore
Vice President, Marketing

Kirby S. Black, Ph.D.
Senior Vice President,
Research & Development

David M. Fronk
Vice President,
Clinical Research

Albert E. Heacox, Ph.D.
Senior Vice President,
Laboratory Operations

D. Ashley Lee, CPA
Vice President,
and Chief Financial Officer

Ronald D. McCall, Esq.
Secretary/Treasurer

James C. Vander Wyk, Ph.D.
Vice President,
Regulatory Affairs and
Quality Assurance

L. Roy Vogeltanz
Vice President,
Corporate Communications

CORPORATE CONTROLLER

Amy D. Horton, CPA

SUBSIDIARIES

CryoLife Europa, Ltd.
United Kingdom
Gerald B. Seery
President

AuraZyme Pharmaceuticals, Inc.
Marietta, Georgia

FORM 10-K

The CryoLife, Inc. Annual Report, as filed with the Securities and Exchange Commission on Form 10-K without exhibits, is available at no charge. Please send requests to:

Ms. Suzanne K. Gabbert
Assistant Corporate Secretary
CryoLife, Inc.
1655 Roberts Boulevard, NW
Kennesaw, GA 30144

STOCK LISTING

CryoLife, Inc. Common Stock is traded on the New York Stock Exchange under the Symbol CRY.

CryoLife, Inc. Options are traded on the Chicago Board Options Exchange (CBOE) and the American Stock Exchange®, a subsidiary of the National Association of Securities Dealers, Inc. (NASD®), under the symbol CRY.

STOCK OWNERSHIP

As of March 5, 2002, the Company had 387 shareholders of record and approximately 10,345 beneficial owners, including shares held in brokerage accounts.

CASH DIVIDENDS

CryoLife, Inc. has not paid any cash dividends on its Common Stock and has no present plans to pay cash dividends in the future. The Company's bank loans contain, and future credit agreements may contain, financial covenants, including covenants to maintain certain levels of net worth and certain leverage ratios, which could have the effect of restricting the amount of dividends that the Company may pay.

TRANSFER AGENT

Communications regarding change of address, transfer of stock ownership or lost stock certificates should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
800-937-5449

LEGAL COUNSEL

Arnall Golden Gregory LLP
Attorneys at Law
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3450

INDEPENDENT AUDITORS

Arthur Andersen LLP
133 Peachtree Street, NE
Suite 2500
Atlanta, GA 30303-1816

 CryoLife®, Inc.

Biotechnologies for Medicine[SM]

1655 ROBERTS BOULEVARD, NW
KENNESAW, GEORGIA 30144
PHONE: 770-419-3355
FAX: 770-426-0031
E-MAIL: INFO@CRYOLIFE.COM
HTTP://WWW.CRYOLIFE.COM

Cover design by Boyd Communications, Los Angeles, CA | Internal Design by Design Seven, Inc., Atlanta, GA | Narrative by W.F. Goodwin & Associates, Denver, CO